Exhibit 99.1
Hallwood Financial Limited Announces Intention to Acquire Balance of
The Hallwood Group Incorporated Common Stock
          DALLAS, TX (April 20, 2009)—Hallwood Financial Limited (“Hallwood Financial”) announced today that it has advised the board of directors of The Hallwood Group Incorporated, a Delaware corporation (the “Company”) (NYSE Amex: HWG) that it intends to offer to acquire all of the outstanding publicly held shares of the Company. Hallwood Financial currently owns 65.7% of the outstanding common stock of the Company and intends to offer to acquire the balance of the Company’s common stock at $12.00 per share in cash, representing a 52% premium over the weighted average closing price since March 1, 2009 and a 15% premium over the weighted average closing price for the 10 trading days ending April 20, 2009. The aggregate consideration for the Company’s outstanding shares not held by Hallwood Financial would be approximately $6.3 million.
          Hallwood Financial intends to proceed with its offer as expeditiously as possible so that the Company’s shareholders may receive the consideration for their shares promptly. However, Hallwood Financial has not yet determined the exact structure and timing of its offer. In its communication with the board of directors of the Company, Hallwood Financial has requested the cooperation of the Company to permit the offer to proceed promptly.
ABOUT HALLWOOD FINANCIAL
          Hallwood Financial is a private limited company that was incorporated on April 16, 2008 under the laws of the British Virgin Islands and is wholly owned by Hallwood Trust, a Jersey based discretionary trust, the beneficiaries of which are Anthony J. Gumbiner and his family. The trustee of Hallwood Trust is Hallwood Company Limited, a Nevis company. Currently, the principal business focus of Hallwood Financial is investment in marketable securities in the United States and the United Kingdom.